UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

ADVANCED DRAINAGE SYSTEMS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00790R104

(CUSIP Number)

Sharlyn C. Heslam

Berkshire Partners Holdings LLC

200 Clarendon Street, 35th Floor

Boston, MA 02116

(617) 227-0050

with a copy to:

Edward S. Horton, Esq.

Seward & Kissel LLP

One Battery Park Plaza

New York, NY 10004

(212) 574-1265

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note. Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00790R104	13D	Page 2 of 17

1	Names of Reporting Persons Berkshire Partners LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,424,071
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,424,071
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,424,071
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.5%*
14	Type of Reporting Person IA

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of October 29, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended September 30, 2020.

CUSIP No. 00790R104	13D	Page 3 of 17

1	Names of Reporting Persons Berkshire Fund IX, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,098,435
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,098,435
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,098,435
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.2%*
14	Type of Reporting Person PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of October 29, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended September 30, 2020.

CUSIP No. 00790R104	13D	Page 4 of 17

1	Names of Reporting Persons Berkshire Fund IX-A, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,088,564
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,088,564
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,088,564
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.0%*
14	Type of Reporting Person PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of October 29, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended September 30, 2020.

CUSIP No. 00790R104	13D	Page 5 of 17

1	Names of Reporting Persons Berkshire Investors III LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 120,759
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 120,759
11	Aggregate Amount Beneficially Owned by Each Reporting Person 120,759
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%*
14	Type of Reporting Person OO

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of October 29, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended September 30, 2020.

CUSIP No. 00790R104	13D	Page 6 of 17

1	Names of Reporting Persons Berkshire Investors IV LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 116,313
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 116,313
11	Aggregate Amount Beneficially Owned by Each Reporting Person 116,313
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%*
14	Type of Reporting Person OO

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of October 29, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended September 30, 2020.

CUSIP No. 00790R104	13D	Page 7 of 17

1	Names of Reporting Persons Stockbridge Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,062,018
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,062,018
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,062,018
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.3%*
14	Type of Reporting Person PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of October 29, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended September 30, 2020.

CUSIP No. 00790R104	13D	Page 8 of 17

1	Names of Reporting Persons Stockbridge Absolute Return Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,403
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,403
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,403
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%*
14	Type of Reporting Person PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of October 29, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended September 30, 2020.

CUSIP No. 00790R104	13D	Page 9 of 17

1	Names of Reporting Persons Stockbridge Partners LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,411,281
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,411,281
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,411,281
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.8%*
14	Type of Reporting Person IA

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of October 29, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended September 30, 2020.

CUSIP No. 00790R104	13D	Page 10 of 17

1	Names of Reporting Persons Berkshire Partners Holdings LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,835,352
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,835,352
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,835,352
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.4%*
14	Type of Reporting Person OO

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of October 29, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended September 30, 2020.

CUSIP No. 00790R104	13D	Page 11 of 17

1	Names of Reporting Persons BPSP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,835,352
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,835,352
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,835,352
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.4%*
14	Type of Reporting Person PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of October 29, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended September 30, 2020.

CUSIP No. 00790R104	13D	Page 12 of 17

EXPLANATORY NOTE

This Amendment No. 3 ("Amendment No. 3") amends the Schedule 13D first filed on August 8, 2017, as amended on May 31, 2018 and August 30, 2018 (the "Schedule 13D"), and is being filed jointly by the following (each, a "Reporting Person" and collectively, the "Reporting Persons"): Berkshire Partners LLC ("BP" ), Berkshire Fund IX, L.P. ("BF IX" ), Berkshire Fund IX-A, L.P. ("BF IX-A" ), Berkshire Investors III LLC ("BI III"), Berkshire Investors IV LLC ("BI IV"), Stockbridge Fund, L.P. (f/k/a Stockbridge Special Situations Fund, L.P.) ("SF"), Stockbridge Absolute Return Fund, L.P. ("SARF"), Stockbridge Partners LLC ("SP"), BPSP, L.P. ("BPSP") and Berkshire Partners Holdings LLC ("BPH"). Unless otherwise indicated, all capitalized terms not used and not defined herein have the respective meanings provided to them in the Schedule 13D.

Certain of the Reporting Persons filed a statement on Schedule 13G on August 27, 2015, as amended on February 16, 2016 and February 14, 2017 (the "Original Schedule 13G") with the U.S. Securities and Exchange Commission (the "SEC") pursuant to Section 13(d) of the Act and Rule 13d-1(c) thereunder, with respect to their ownership of the shares of Common Stock.

Items 2(a), 4 and 5(a)-(c) are amended as follows:

Item 2. Identity and Background

No material changes from the Schedule 13D filed by the Reporting Persons on May 31, 2018.

Item 4. Purpose of Transaction.

No material changes from the Schedule 13D filed by the Reporting Persons on May 31, 2018.

Item 5.	Interest in Securities of the Issuer

The twelfth paragraph of Item 5(a) and (b) is amended in its entirety as follows:

"Pursuant to the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020, there were 70,476,774 shares of Common Stock issued and outstanding as of October 29, 2020. Accordingly, the shares of Common Stock beneficially owned by the Reporting Persons, in the aggregate, represent approximately 15.4% of the outstanding shares of Common Stock, which is broken out by Reporting Person as follows:

i.	BPH beneficially owns 15.4% of the Issuer's Common Stock.

ii.	BPSP beneficially owns 15.4% of the Issuer's Common Stock.

iii.	BP beneficially owns 10.5% of the Issuer's Common Stock.

iv.	SP beneficially owns 4.8% of the Issuer's Common Stock.

v.	BF IX beneficially owns 7.2% of the Issuer's Common Stock.

vi.	BF IX-A beneficially owns 3.0% of the Issuer's Common Stock.

vii.	SF beneficially owns 4.3% of the Issuer's Common Stock.

viii.	SARF beneficially owns less than 0.1% of the Issuer's Common Stock.

ix.	BI III beneficially owns 0.2% of the Issuer's Common Stock.

x.	BI IV beneficially owns 0.2% of the Issuer's Common Stock."

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share for all transactions by the Reporting Persons in the shares of Common Stock within the late 60 days, are set forth below:

Reporting Person	Date	Price Per Share	Number of Shares Purchased / (Sold)
SARF	11/11/2020	$65.0912	(344)
SP	11/11/2020	$65.0912	(119,656)

SARF	11/12/2020	$64	(2)
SP	11/12/2020	$64	(798)

SARF	11/13/2020	$64.1464	(54)
SP	11/13/2020	$64.1464	(18,766)

SARF	11/16/2020	$65.2588	(258)
SP	11/16/2020	$65.2588	(89,742)

SARF	11/17/2020	$64.1355	(143)
SP	11/17/2020	$64.1355	(49,857)

SARF	11/18/2020	$64.1941	(161)
SP	11/18/2020	$64.1941	(55,575)

BF IX	12/10/2020	$75	(916,688)
BF IX-A	12/10/2020	$75	(375,519)
BI IV	12/10/2020	$75	(18,529)
BI III	12/10/2020	$75	(22,598)
SARF	12/10/2020	$75	(827)
SB	12/10/2020	$75	(282,959)
SP	12/10/2020	$75	(52,880)

*     The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple open market transactions over a range of prices. The price per share reported represents the weighted average price (without regard to brokerage commissions). Due to the 12/10/2020 transactions being a block trade, the $75 price is an all-in net amount. The applicable Reporting Person undertakes to provide the staff of the SEC upon request, the number of shares executed by such Reporting Person at each price.

Item 7. Material to be Filed as Exhibits.

Exhibit A Joint Filing Agreement

CUSIP No. 00790R104	13D	Page 14 of 17

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2020

BERKSHIRE PARTNERS LLC

By: BPSP, L.P.,
its managing member

By: Berkshire Partners Holdings LLC,
its general partner

By: /s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE FUND IX, L.P.

By: Ninth Berkshire Associates LLC,
its general partner

By: /s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE FUND IX-A, L.P.

By: Ninth Berkshire Associates LLC,
its general partner

By: /s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE INVESTORS IV LLC

By: /s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE INVESTORS III LLC

By: /s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

[Signature Page to Schedule 13D]

CUSIP No. 00790R104	13D	Page 15 of 17

STOCKBRIDGE FUND, L.P.

By: Stockbridge Associates LLC,
its general partner

By: /s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.

By: Stockbridge Associates LLC,
its general partner

By: /s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

STOCKBRIDGE PARTNERS LLC

By: BPSP, L.P.,

its managing member

By: Berkshire Partners Holdings LLC,

its general partner

By: /s/ Sharlyn C. Heslam

Name: Sharlyn C. Heslam

Title: Managing Director

BERKSHIRE PARTNERS HOLDINGS LLC

By: /s/ Sharlyn C. Heslam

Name: Sharlyn C. Heslam

Title: Managing Director

BPSP, L.P.

By: Berkshire Partners Holdings LLC,

its general partner

By: /s/ Sharlyn C. Heslam

Name: Sharlyn C. Heslam

Title: Managing Director

[Signature Page to Schedule 13D]

CUSIP No. 00790R104	13D	Page 16 of 17

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of common stock, $0.01 par value per share, of Advanced Drainage Systems, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The execution and filing of this agreement shall not be construed as an admission that the undersigned are a group, or have agreed to act as a group.

Dated: December 14, 2020

BERKSHIRE PARTNERS LLC

By: BPSP, L.P.,

its managing member

By: Berkshire Partners Holdings LLC,

its general partner

By: /s/ Sharlyn C. Heslam

Name: Sharlyn C. Heslam

Title: Managing Director

BERKSHIRE FUND IX, L.P.

By: Ninth Berkshire Associates LLC,

its general partner

By: /s/ Sharlyn C. Heslam

Name: Sharlyn C. Heslam

Title: Managing Director

BERKSHIRE FUND IX-A, L.P.

By: Ninth Berkshire Associates LLC,

its general partner

By: /s/ Sharlyn C. Heslam

Name: Sharlyn C. Heslam

Title: Managing Director

BERKSHIRE INVESTORS IV LLC

By: /s/ Sharlyn C. Heslam

Name: Sharlyn C. Heslam

Title: Managing Director

BERKSHIRE INVESTORS III LLC

By: /s/ Sharlyn C. Heslam

Name: Sharlyn C. Heslam

Title: Managing Director

[Signature Page to Schedule 13D - Joint Filing Agreement]

CUSIP No. 00790R104	13D	Page 17 of 17

STOCKBRIDGE FUND, L.P.

By: Stockbridge Associates LLC,

its general partner

By: /s/ Sharlyn C. Heslam

Name: Sharlyn C. Heslam

Title: Managing Director

STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.

By: Stockbridge Associates LLC,

its general partner

By: /s/ Sharlyn C. Heslam

Name: Sharlyn C. Heslam

Title: Managing Director

STOCKBRIDGE PARTNERS LLC

By: BPSP, L.P.,

its managing member

By: Berkshire Partners Holdings LLC,

its general partner

By: /s/ Sharlyn C. Heslam

Name: Sharlyn C. Heslam

Title: Managing Director

BERKSHIRE PARTNERS HOLDINGS LLC

By: /s/ Sharlyn C. Heslam

Name: Sharlyn C. Heslam

Title: Managing Director

BPSP, L.P.

By: Berkshire Partners Holdings LLC,

its general partner

By: /s/ Sharlyn C. Heslam

Name: Sharlyn C. Heslam

Title: Managing Director

[Signature Page to Schedule 13D - Joint Filing Agreement]

SK 28963 0001 8686294 v1